GOLD STREET CAPITAL, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2025
<u>CONFIDENTIAL</u>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69727

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GOLD STREET CAPITAL LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

199 WATER STREET
(No. and Street)

NEW YORK	NEW YORK	10038
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

TIMOTHY LOONEY	917.806.6587	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DAVILA ADVISORY, LLC
(Name – if individual, state last, first, and middle name)

10135Manchesterrdste206	St Louis	MO	63122
(Address)	(City)	(State)	(Zip Code)

11-21-2019	6667
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHHY LOONEY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GOLD STREET CAPITAL LLC, as of 12-31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Members of
Gold Street Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gold Street Capital, LLC (the "Company") as of December 31, 2025, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gold Street Capital, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Supplemental Schedules I, II, & III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Supplemental Schedules I, II, & III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Gold Street Capital, LLC's auditor since 2023.

Davila Advisory, LLC

Saint Louis, Missouri
March 20, 2026

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

GOLD STREET CAPITAL, LLC

Statement of Financial Condition

December 31, 2025

Assets		
Cash	$	23,078
Receivable from broker dealer		132,038
Other Assets		482
	$	155,598
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	17,542
Member's equity		138,056
	$	155,598

GOLD STREET CAPITAL, LLC

Statement of Operations

Year Ended December 31, 2025

Revenues		
Interest	$	1,615
Rebate		1,612
		3,227
Expenses		
Occupancy		6,000
Regulatory and Licensing fees		10,554
Professional fees		18,250
		34,804
Net loss	$	(31,577)

GOLD STREET CAPITAL, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2025

Balance at January 1, 2025	$	144,633
Contributions		25,000
Distributions		0
Net loss		(31,577)
Balance at December 31, 2025	$	138,056

GOLD STREET CAPITAL, LLC

Statement of Cash Flows

Year Ended December 31, 2025

Cash flows from operating activities	
Net loss	(31,577)
Changes to Operating Assets and Liabilties	
Increase Receivable from Clearing firm	(1,615)
Decrease in Other Assets	648
Accounts Payable	1,292
Net cash used in operating activities	(31,252)
Cash Flows From Financing Activities	
Capital Distribution	0
Capital Contribution	25,000
Net cash provided by financing activities	25,000
Net increase in cash	(6,252)
Cash at beginning of year	29,330
Cash at end of year	$ 23,078

1. Organization and Business

GOLD STREET CAPITAL, LLC (the "Company"), an Illinois limited liability company, was formed on November 12, 2015 and was previously a wholly-owned subsidiary of Bluefin Markets Holdings, L.P. The Company is now a wholly owned subsidiary of CF7 Management, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company did not commence operations in the year ending December 31, 2025.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

No provision has been made for federal U.S. income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the member.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2019. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2025.

3. Credit Losses on Financial Instruments

ASU 2016-13, *Financial Instruments -Credit Losses, Measurement of Credit Losses on Financial Instruments,* requires entities to establish an allowance for credit losses for most financial assets.The Company has not taken any credit losses and does not anticipate that adoption of this rule will have a significant impact on the Company's Financial Statements.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and various exchange rules. Under the highest requirement, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6⅔% of "aggregate indebtedness", as defined.

At December 31, 2025, the Company had net capital and net capital requirements of $137,574 and $100,000, respectively.

5. Fair Value Measurements and Disclosures

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2025, the Company held no Level 1, Level 2 or Level 3 investments.

6. Guarantees

ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guaranteed arrangements during the year ending December 31, 2025.

7. Credit Concentration

At December 31, 2025, a significant credit concentration consisted of $132,038, representing the market value of the Company's accounts carried by its clearing broker. Management does not consider any credit risk associated with this net receivable to be significant.

8. Receivable from Broker Dealer

Receivable from broker-dealer includes cash balances held at the Company's clearing firm. At December 31, 2025, the Company had a receivable from broker-dealer of $132,038.

9. Subsequent Events

The Company's management has evaluated events and transactions through March 27, 2026, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements.

10. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised executing both riskless principal and agency transactions for its customers. The Company has identified the Chief Executive Officer as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as described in the summary of accounting policies.

SUPPLEMENTAL SCHEDULES

GOLD STREET CAPITAL, LLC

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

December 31, 2025

Computation of net capital		
Total member's equity	$	138,056
Non Allowable Assets		(482)
Net capital	$	137,574
Computation of basic capital requirement		
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Net capital in excess of net capital requirement	$	37,574
Computation of aggregate indebtedness		
Aggregate indebtedness	$	17,542
Ratio of aggregate indebtedness to net capital	%	12.75

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2025.

GOLD STREET CAPITAL, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2025

The Company did not handle any customer cash or securities during the year ended December 31, 2025 and does not have any customer accounts.

GOLD STREET CAPITAL, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2025

The Company did not handle any customer cash or securities during the year ended December 31, 2025 and does not have any customer accounts.

DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Members of
Gold Street Capital, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Gold Street Capital, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Gold Street Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (exemption provision) and (2) Gold Street Capital, LLC stated that Gold Street Capital, LLC met the identified exemption provision throughout the year ended December 31, 2025 without exception. Gold Street Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gold Street Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Davila Advisory, LLC

Saint Louis, Missouri
March 20, 2026

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

The Exemption Report for Gold Street Capital, LLC

Gold Street Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. section 240.15c3-3, under the following provisions of 17 C.F.R section 240.15c3-3 (k)(2)(ii). The Company is a non-carrying broker which promptly transmits all funds and delivers all securities in connection with its activities as a broker-dealer on a fully-disclosed basis

(2) The Company met the identified exemption provisions of 17 C.F.R section 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year end December 31, 2025 without exception.

Gold Street Capital, LLC

I, Timothy Looney, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Timothy Looney
Chief Financial Officer

March 20, 2026